*[0:00:00]* **Speaker 1**: If you are a pet owner, you probably that when it's time to see the vet it's going to be inconvenient and potentially frustrating. Many pets don't like to travel and get frightened as soon as the pet carrier comes out or when you try to get them into the car. The clinic's hours are usually only 9:00 to 5:00, and getting an appointment during free time can be difficult. Once you arrive you're in a waiting room forever with other stressed out pets, some of which are sick and spreading their germs. You finally see the vet and get everything done but then get a confusing bill with unclear charges for lots of services. Vet Pronto is here to make your vet care as convenient as possible by bringing the vet to you. Just use the Vet Pronto app. Give us a call or book online, and we will send a vet to you and have your pet taken care of where they are most comfortable and when it fits your schedule. Our pricing is simple and transparent, and we give all of our clients estimates before the vet arrives. Schedule an appointment with